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                                                                    Exhibit 99.7

                                                EFFECTIVE DATE: FEBRUARY 1, 2001

                              CISCO SYSTEMS, INC.
                        STOCK OPTION ASSUMPTION AGREEMENT

Dear [Target Optionee]:

As you know, on February 1, 2001 (the "Closing Date") Cisco Systems, Inc. ("Cisco") acquired Radiata, Inc. ("Radiata") (the "Acquisition"). In the Acquisition, each share of Radiata common stock was exchanged for 0.2127558242 of a share of Cisco common stock (the "Exchange Ratio"). On the Closing Date you held one or more outstanding options to purchase shares of Radiata, Inc. common stock granted to you under the Radiata, Inc. 1999 Stock Option Plan (the "Plan") and documented with a Stock Option Agreement(s) (as expressly modified by the terms of the letter agreement (the "Letter Agreement") you signed, relating to certain acceleration provisions) and/or Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan (the "Radiata Options"). In accordance with the Acquisition, on the Closing Date Cisco assumed all obligations of Radiata under the Radiata Options. This Agreement evidences the assumption of the Radiata Options, including the necessary adjustments to the Radiata Options required by the Acquisition.

Your Radiata Options immediately before and after the Acquisition are as follows:

---------------------------------------------------------- ---------------------------------------------------
                  RADIATA STOCK OPTIONS                                  CISCO ASSUMED OPTIONS
---------------------------------------------------------- ---------------------------------------------------
---------------------------- ----------------------------- ------------------------- -------------------------
    # Shares of Radiata         Radiata Exercise Price       # of Shares of Cisco      Cisco Exercise Price
       Common Stock                   Per Share                  Common Stock               Per Share
---------------------------- ----------------------------- ------------------------- -------------------------

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed Radiata Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option ("ISO") status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Cisco, (ii) to "Stock," "Common Stock" or "Shares" means shares of Cisco Stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Cisco and
(iv) to the "Committee" means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Radiata will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary. To the extent the Option Agreement allowed you to deliver shares of Radiata common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Radiata Stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Radiata Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other

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                                                EFFECTIVE DATE: FEBRUARY 1, 2001

provisions which govern either the exercise or the termination of the assumed Radiata Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in your option documents, Cisco policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco policy, unless your option documents explicitly provide otherwise. Upon your termination of employment with Cisco you will have the limited time period specified in your Option Agreement to exercise your assumed Radiata Option to the extent vested and outstanding at the time, generally a 60 day period, after which time your Radiata Options will expire and NOT be exercisable for Cisco Stock.

To exercise your assumed Radiata Option, you must deliver to Cisco (i) a written notice of exercise for the number of shares of Cisco Stock you want to purchase,
(ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to Cisco at the following address:

               Cisco Systems, Inc.
               170 West Tasman Drive
               SJ-11-3
               San Jose, CA 95134
               Attention:  Stock Administration

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Cisco's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan, and such terms may be different from the terms of your assumed Radiata Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Cisco's Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Radiata Options, please contact Jean Wong at 408-853-8828.

                                        CISCO SYSTEMS, INC.

                                        By:
                                            Larry R. Carter
                                            Corporate Secretary

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                                                EFFECTIVE DATE: FEBRUARY 1, 2001

                                 ACKNOWLEDGMENT

     The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Radiata Options hereby assumed by Cisco are as set forth in the Option Agreement, the Letter Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED:              , 2000
     ---------------             -----------------------------------------------
                                                (EMPLOYEE), OPTIONEE